UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 20)


                              LAWSON PRODUCTS, INC.
                                (NAME OF ISSUER)

                                  Common Stock
                         (TITLE OF CLASS OF SECURITIES)

                                   520776 10 5
                                 (CUSIP NUMBER)


                                December 31, 2000
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         /_/ Rule 13d-1(b)
         /_/ Rule 13d-1(c)
         /X/ Rule 13d-1(d)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP No. 520776 10 5                                               Schedule 13G


1.         NAME OF REPORTING PERSON
           IRS. IDENTIFICATION NUMBER. OF ABOVE PERSON (ENTITIES ONLY)

                             Sidney L. Port


2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

           (a) /__/
           (b) /__/

3.         SEC USE ONLY


4.         CITIZENSHIP OR PLACE OF ORGANIZATION

                             USA

           NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.         SOLE VOTING POWER

                             4,665,477  * see footnote 1 under Item 4 Ownership

6.         SHARED VOTING POWER

                             None

7.         SOLE DISPOSITIVE POWER

                             4,665,477  * see footnote 1 under Item 4 Ownership


8.         SHARED DISPOSITIVE POWER

                             None

9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             4,665,477  * see footnote 1 under Item 4 Ownership

10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                             48%

12.        TYPE OF REPORTING PERSON

                             IN


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CUSIP No.  520776 10 5                                              Schedule 13G

ITEM 1.
         (a)      NAME OF ISSUER:

                  Lawson Products, Inc.

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  1666 East Touhy Avenue, Des Plaines, IL  60018

ITEM 2.
         (a)      NAME OF PERSON FILING:

                  Sidney L. Port

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  1666 East Touhy Avenue, Des Plaines, IL  60018

         (c)      CITIZENSHIP:      U.S.A.

         (d)      TITLE OF CLASS OF SECURITIES:      Common Stock

         (e)      CUSIP NUMBER:     520776 10 5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(B), OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

         (a)      /__/  Broker or dealer registered under section 15 of the Act.

         (b)      /__/  Bank as defined in section 3(a)(6) of the Act.

         (c)      /__/  Insurance  company as defined in section 3(a)(19) of the
                        Act.

         (d)      /__/  Investment  company  registered  under  section 8 of the
                        Investment Company Act of 1940.

         (e)      /__/  An  investment   advisor   in  accordance  with  section
                        240.13d-1(b)(1)(ii)(E).

         (f)      /__/  An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

         (g)      /__/  A parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G).

         (h)      /__/  A  savings association as defined in section 3(b) of the
                        Federal Deposit Insurance Act.

         (i)      /__/  A church plan that is excluded from the definition of an
                        investment   company  under  section  3(c)(14)   of  the
                        Investment Company Act of 1940.

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         (j)      /__/ Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to section 240.13d-1(c), check this box: /__/

ITEM 4.           OWNERSHIP.

         (a)      Amount beneficially owned as of December 31, 2000: 4,665,477 *

         (b)      Percent of class: 48%

         (c)      Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote:    4,665,477 *

                  (ii)  Shared power to vote or to direct the vote:  None

                  (iii) Sole power to dispose or to direct the disposition of:
                                                                     4,665,477 *

                  (iv)  Shared power to dispose or to direct the disposition of:
                                                                     None

-----------------
(*) Includes 1,120,132 shares held by Sidney L. Port as Trustee of the Bettie Port Trust dated December 18, 1970.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:

ITEM 6.           OWNERSHIP  OF  MORE  THAN  FIVE  PERCENT  ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

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ITEM 10. CERTIFICATION

                  Not Applicable.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  Dated as of February 6, 2001






                                                             /s/ Sidney L. Port
                                                             -------------------
                                                             Sidney L. Port



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